UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Aerogen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

007779309

(CUSIP Number)

Nektar Therapeutics 150 Industrial Road San Carlos, CA 94070 (650) 631-3100 Attn: Nevan Elam, Senior Vice President Corporate Operations and General Counsel	with a copy to: Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300 Attn: Martin Korman

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007779309

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Nektar Therapeutics (I.R.S. Identification No. 94-3134940)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 9,697,782[1] 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,782[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 56.0%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]	9,697,782 shares of Aerogen, Inc. (“Aerogen”) Common Stock are subject to voting agreements (“Voting Agreements”) between Reporting Person and certain officers, directors and stockholders of Aerogen, as described in Item 6 below, of which: (i) 709,755 shares are outstanding as of August 12, 2005, (ii) 4,886,540 shares are issuable upon conversion of shares of Series A-1 Preferred Stock which are convertible within 60 days of August 12, 2005, (iii) 3,663,789 shares are issuable upon exercise of outstanding warrants which are exercisable within 60 days of August 12, 2005, and (iv) 437,698 shares are issuable upon exercise of outstanding options which are exercisable within 60 days of August 12, 2005. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
[2]	Based on the 17,325,273 shares of Common Stock outstanding as of August 12, 2005 assuming the issuance of the shares described in clauses (ii) through (iv) of footnote (1).

Schedule 13D

Item 1. Security and Aerogen

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value per share (the “Common Stock”), of Aerogen, Inc., a Delaware corporation (“Aerogen”), with its principal executive office at 2071 Stierlin Court, Mountain View, California, 94043.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Nektar Therapeutics, a Delaware corporation (“Reporting Person”), with its principal executive office at 150 Industrial Road, San Carlos, California 94070. Reporting Person enables the development of differentiated pharmaceutical products using its advanced proprietary drug delivery technologies and services.

Set forth on Annex A to this Schedule 13D is a chart setting forth, with respect to each executive officer, director and controlling person of Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither Reporting Person nor, to the knowledge of Reporting Person, any executive officer, director or controlling person of Reporting Person named on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Reporting Person nor, to the knowledge of Reporting Person, any executive officer, director or controlling person of Reporting Person named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Reporting Person, each of the individuals set forth on Annex A is a citizen of the United States.

Item 3. Source and Amount of funds or Other Consideration

Reporting Person, Aerogen and Oski Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Reporting Person (“Merger Sub”), entered into an Agreement and Plan of Merger dated as of August 12, 2005 (the “Merger Agreement”), which is included as Exhibit 1 in this Schedule 13D. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Aerogen and Aerogen will continue as the surviving corporation and an indirect wholly-owned subsidiary of Reporting Person (the “Merger”), as described in Item 4 below. The consummation of the Merger is subject to the approval of the stockholders of Aerogen and other customary closing conditions.

As a condition and inducement to Reporting Person’s willingness to enter into the Merger Agreement, certain officers, directors and other stockholders (each a “Stockholder” and collectively, the “Stockholders”) of Aerogen entered into individual voting agreements with Reporting Person, each dated as of August 12, 2005, a form of which is included as Exhibit 2 in this Schedule 13D (each, a “Voting Agreement” and collectively, the “Voting Agreements”) and more fully described in Item 6, whereby each Stockholder has agreed to vote all of the shares of Aerogen capital stock beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) by such Stockholder, and all additional securities of Aerogen of which Stockholder acquires beneficial ownership during the period from the date of the Voting Agreement through the Expiration Date (as defined in Item 6 below) in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. The Voting Agreements also contain certain restrictions on the ability of the Stockholders to transfer the shares subject to the Voting Agreements or the voting rights in respect of such shares.

Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to and descriptions of the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2 to this Schedule 13D, respectively, which are incorporated by reference herein in their entirety.

Item 4: Purpose of Transaction

As described in Item 3 above, this Schedule 13D relates to the acquisition of Aerogen by Reporting Person pursuant to a statutory merger of Merger Sub with and into Aerogen, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Aerogen will continue as the surviving corporation. By virtue of the Merger, each share of outstanding Series A-1 Preferred Stock of Aerogen will be converted into the right to receive (i) cash in an amount of $7.2563 and (ii) at Reporting Person’s election, $21.7688 in cash or the number of shares of common stock of Reporting Person equal to quotient obtained by dividing $21.7688 by the volume weighted average price per share of the common stock of Reporting Person, as reported by the Nasdaq National Market, for the 20 trading day period ending on the second trading day preceding the date on which the Merger is consummated. In addition, each share of outstanding Common Stock of Aerogen will be at the effective time of the Merger converted into the right to receive (y) cash in an amount equal to $0.1875 and (z) at Reporting Person’s election, $0.5625 in cash or the number of shares of common stock of Reporting Person equal to the quotient obtained by dividing $0.5625 by such volume weighted average price. Options and warrants to purchase Aerogen Common Stock that are outstanding at the effective time of the Merger will be cancelled and terminated and a holder of any such option or warrant will receive, with respect to any share of Aerogen Common Stock subject to such option or warrant, an amount in cash equal to the excess, if any, of (x) $0.75 over (y) the exercise price payable in respect of such share of Common Stock issuable under such option or warrant, as the case may be. Also, the rights of participants in Aerogen’s 2000 Employee Stock Purchase Plan (the “ESPP”) with respect to any offering period underway immediately prior to the effective time of the Merger under the ESPP will be determined by treating the last business day prior to the effective time of the Merger as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP.

Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers, respectively, of the surviving corporation in the Merger. In addition, upon consummation of the Merger, the certificate of incorporation and bylaws of Aerogen will be amended and restated as set forth in the Merger Agreement.

The purpose of the Voting Agreements is to assist Aerogen and Reporting Person in consummating the Merger and the other transactions contemplated under the Merger Agreement. The Voting Agreements are more fully described in Item 6 below.

Upon consummation of the Merger, Aerogen’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

References to and descriptions of the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2 to this Schedule 13D, respectively, which are incorporated by reference herein in their entirety.

Item 5. Interest in Securities of Aerogen

(a)	As a result of the Voting Agreements, Reporting Person may be deemed to be the beneficial owner of at least 9,697,782 shares of Aerogen Common Stock as of August 12, 2005. Such Common Stock constitutes approximately 56.0% of the issued and outstanding shares of Aerogen Common Stock, based on 8,337,246 shares of Aerogen Common Stock issued and outstanding as of August 12, 2005 (as represented by Aerogen in the Merger Agreement) and assuming the issuance of (i) 4,886,540 shares of Common Stock upon conversion of shares of Series A-1 Preferred Stock which are convertible within 60 days of August 12, 2005, (ii) 3,663,789 shares of Common Stock upon exercise of outstanding warrants which are exercisable within 60 days of August 12, 2005, and (iii) 437,698 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of August 12, 2005.

(b)	Reporting Person has the shared power to vote or to direct the vote of the foregoing shares with respect to the matters described in Item 6. However, (a) other than as specifically set forth in the Voting Agreements, Reporting Person is not entitled to any rights as a stockholder of Aerogen as to the foregoing shares, and (b) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	No transactions in Aerogen’s Common Stock were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), except for the entering into of the Merger Agreement and Voting Agreements.

(d)	To the knowledge of Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Aerogen.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Aerogen

See Items 3 and 4 above.

In connection with the Merger Agreement, and as a condition and inducement to Reporting Person’s willingness to enter into the Merger Agreement, the following Stockholders entered into individual Voting Agreements with Reporting Person, each dated as of August 12, 2005: Jane E. Shaw Carpenter; Yehuda and Zipora Ivri; John Power; Xmark Fund, L.P.; Xmark Fund, Ltd.; Caduceus Capital II, LP; Caduceus Capital Master Fund Limited; UBS Eucalyptus Fund LLC; Finsbury Worldwide Pharmaceutical Trust; HFC SHC Aggressive Master Fund; HealthCap IV Bis, L.P.; HealthCap IV, L.P. and HealthCap IV KB.

The Voting Agreements contain restrictions on the ability of the Stockholders to transfer the shares subject to the Voting Agreements or the voting rights in respect of such shares (other than transfers to a Stockholder’s affiliates) during the period beginning on the date of the Voting Agreement and ending on the earlier of: the date on which the Merger Agreement is terminated and the effective date of the Merger (such earlier date, the “Expiration Date”). In addition, the Voting Agreements provide that prior to the Expiration Date and at any meeting and in any written action by consent of the stockholders of Aerogen, each Stockholder will vote, or cause to be voted all of the capital stock beneficially owned by such Stockholder, (i) in favor of adoption of the Merger Agreement, each of the transactions contemplated by the Merger Agreement and any action in furtherance of the foregoing; (ii) against any of the following actions (in each case excluding the Merger and the transactions contemplated by the Merger Agreement): any merger, consolidation or other business combination involving Aerogen or any of its subsidiaries, any sale or other transfer of all or substantially all of the assets of Aerogen, any sale, lease, license or transfer of any significant part of the assets of Aerogen, any reorganization, recapitalization, dissolution, liquidation or winding up of Aerogen, or any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreements; (iii) in favor of approving a Certificate of Amendment to Aerogen’s Certificate of Designations, Preferences and Rights of the Preferred Stock; and (iv) in favor of any action in furtherance of the foregoing matters described in this paragraph.

In connection with the Voting Agreements, each Stockholder also executed and delivered to Reporting Person an irrevocable proxy with respect to all shares of Aerogen capital beneficially owned by such Stockholder as of the date of the Voting Agreements and thereafter acquired. The irrevocable proxies allow the Chief Executive Officer and Vice President of Corporate Operations of Reporting Person to vote the shares subject to such proxies as set forth above.

References to and descriptions of the Voting Agreements set forth herein are qualified in their entirety by reference to the form of Voting Agreement included as Exhibit 2 to this Schedule 13D, which is incorporated by reference herein in its entirety.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Reporting Person and any other person with respect to any securities of Aerogen, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger dated as of August 12, 2005, by and among Nektar Therapeutics, Oski Acquisition Corporation and Aerogen, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Nektar Therapeutics, filed August 16, 2005 (Commission File No. 000-24006)).

2.	Form of Voting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2005
Date

/s/ NEVAN ELAM
Signature

Nevan Elam, Senior Vice President Corporate Operations and General Counsel
Name/Title

Annex A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Reporting Person. The principal address of Reporting Person, and unless otherwise indicated below, the current business address for each individual listed below is 150 Industrial Road, San Carlos, California 94070.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Robert B. Chess	Executive Chairman of the Board	See “Position with Reporting Person”	United States

Ajit S. Gill	Chief Executive Officer, President and Director	See “Position with Reporting Person”	United States

Ajay Bansal	Chief Financial Officer	See “Position with Reporting Person”	United States

John S. Patton, Ph.D.	Chief Scientific Officer and Director	See “Position with Reporting Person”	United States

David Johnston, Ph.D.	Senior Vice President, Research and Development	See “Position with Reporting Person”	United States

Nevan Elam	Senior Vice President, Corporate Operations and General Counsel	See “Position with Reporting Person”	United States

Michael A. Brown	Director	Retired	United States

Joseph J. Krivulka	Director	Retired	United States

Christopher A. Kuebler 210 Carnegie Center Princeton, NJ 08540	Director	Chairman of the Board Covance, Inc.	United States

Irwin Lerner	Director	Retired	United States

Susan Wang	Director	Retired	United States

Roy A.Whitfield	Director	Retired	United States

EXHIBIT 2

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”) is entered into as of August 12, 2005, by and between NEKTAR THERAPEUTICS, a Delaware corporation (“Parent”), and the undersigned (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) (“Beneficial Owner”) of certain shares of capital stock of Aerogen, Inc., a Delaware corporation (the “Company”).

B. Parent, Oski Acquisition Corporation, a Delaware corporation (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (such executed agreement, with such amendments and modifications thereto as are consented to by the Stockholder, the “Merger Agreement”) which provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into the Company (the “Merger”).

C. Stockholder is entering into this Agreement and, concurrently with the execution of this Agreement, into the proxy in the form attached hereto as Exhibit A (the “Proxy”) in order to induce Parent to enter into the Merger Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) “Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

(b) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

(c) “Expiration Date” shall mean the earlier of: (i) the date upon which the Merger Agreement is terminated; or (ii) the date upon which the Merger becomes effective, in each case, in accordance with the terms and conditions of the Merger Agreement.

(d) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the Beneficial Owner of such security.

(e) “Person” shall mean any: (i) individual; (ii) corporation, limited liability company, partnership or other entity; or (iii) governmental authority.

(f) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Company Common Stock, all shares of Company Preferred Stock and all options, warrants and other rights to acquire shares of Company Common Stock or Company Preferred Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock, all additional shares of Company Preferred Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock or Company Preferred Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

(g) A Person shall be deemed to have a effected a “Transfer” of a security if such Person: (i) sells, encumbers, grants an option with respect to or disposes of such security or any interest in such security to any Person other than Parent; or (ii) enters into an agreement or commitment contemplating the possible sale of, encumbrance of, grant of an option with respect to or disposition of such security or any interest therein to any Person other than Parent.

(h) Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

SECTION 2. RESTRICTIONS ON TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected.

2.2 Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted (other than in connection with Stockholder’s compliance with Section 3(a) and other than the Proxy delivered to Parent pursuant to Section 3(c)), and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

2.3 Permitted Transfers. Section 2.1 shall not prohibit a Transfer of Subject Securities by Stockholder to an affiliate of Stockholder; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement and concurrently delivers a duly executed proxy in the form attached hereto as Exhibit A with respect to such transferred Subject Securities.

SECTION 3. VOTING OF SHARES

(a) Stockholder hereby agrees that, prior to the Expiration Date, at any meeting of the stockholders of the Company (and at every adjournment and postponement thereof), however called, and in any written action by consent of stockholders of the Company,

2.

unless otherwise directed in writing by Parent, Stockholder shall vote or cause all issued and outstanding shares of Company Common Stock and Company Preferred Stock Owned by Stockholder to be voted:

(i) in favor of: (i) the adoption of the Merger Agreement; (ii) each of the other transactions contemplated by the Merger Agreement; and (iii) any action in furtherance of any of the foregoing;

(ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (ii) any sale or other transfer of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; (iii) any sale, lease, license or transfer of any significant part of the assets of the Company or any subsidiary of the Company; (iv) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company; or (v) any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement (including any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement); and

(iii) in favor of: (i) approving a Certificate of Amendment to the Company’s Certificate of Designations, Preferences and Rights of the Preferred Stock in the form of Exhibit B hereto; and (ii) any action in furtherance of the foregoing.

(b) Stockholder has delivered to Parent a duly executed Proxy, such Proxy covering the Subject Securities. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies or powers of attorney given by Stockholder with respect to voting of the Subject Securities on the matters referred to in Section 3(a). Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section 3.

SECTION 4. WAIVER OF APPRAISAL RIGHTS

Stockholder hereby waives any rights of appraisal and any dissenters’ rights relating to the Merger on the terms and conditions set forth in the Merger Agreement that Stockholder may have by virtue of, or with respect to, any shares of Company Common Stock or Company Preferred Stock Owned by Stockholder.

3.

SECTION 5. REPRESENTATIONS AND WARRANTIES AND COVENANTS OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent as follows:

5.1 Authorization, etc. Stockholder has the corporate right, power and authority to execute and deliver this Agreement and the Proxy and to perform Stockholder’s obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s affiliates or properties is or may be bound or affected.

(b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent or approval of any Person.

5.3 Title to Securities. As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any encumbrances) the number of outstanding shares of Company Common Stock set forth under the heading “Common Shares Held of Record” on the signature page hereof; (b) Stockholder holds of record (free and clear of any encumbrances) the number of outstanding shares of Company Preferred Stock set forth under the heading “Preferred Shares Held of Record” on the signature page hereof; (c) Stockholder holds (free and clear of any encumbrances) the options, warrants and other rights to acquire shares of Company Common Stock set forth under the heading “Options and Other Rights” on the signature page hereof; (d) (d) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (e) Stockholder does not Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

5.4 Certain Restrictions. Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with the other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the board of directors of the Company on August 12, 2005, breaches any fiduciary duty of the board of directors of the Company or any member thereof.

4.

SECTION 6. MISCELLANEOUS

6.1 Further Assurances; Consents and Waivers. From time to time, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger on the terms and conditions set forth in the Merger Agreement under the terms of any agreement or instrument to which Stockholder is a party or subject or in respect of any rights Stockholder may have. Stockholder further consents to the Company placing a stop transfer order on the Shares with its transfer agent(s) in accordance with this Agreement until the Expiration Date.

6.2 Notices. Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when received at the address or facsimile telephone number set forth beneath the name of such party below (or at such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Nektar Therapeutics

150 Industrial Road

San Carlos, CA 94070

Attn: Nevan Elam

Fax:   (650) 631-3150

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attention: Martin W. Korman

Facsimile:  (650) 493-6811

6.3 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term

5.

or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

6.4 Entire Agreement. This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

6.5 Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

6.6 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

6.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach by Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled to seek: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach.

6.8 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto: (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, in the event any dispute arises out of this Agreement; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iii) agrees that it will not bring any action relating to this Agreement in any court other than the Court of Chancery of the State of Delaware.

6.

(b) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

6.9 Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

6.10 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.11 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

6.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

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7.

IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be executed as of the date first written above.

NEKTAR THERAPEUTICS PARENT

By
Title

STOCKHOLDER

Signature
Printed Name

Address:

Facsimile:

Common Shares Held of Record	Preferred Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

EXHIBIT A

IRREVOCABLE PROXY TO VOTE STOCK OF AEROGEN, INC..

IRREVOCABLE PROXY

The undersigned stockholder (“Stockholder”) of Aerogen, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints each of Chief Executive Officer and Senior Vice President of Corporate Operations of Nektar Therapeutics, a Delaware corporation (“Parent”), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares on the matters referred to in the third full paragraph of this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such matters (other than in connection with Stockholder’s compliance with Section 3(a) of the Voting Agreement (as defined below)) until after the Expiration Date (as defined in the Voting Agreement).

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest, and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the undersigned stockholder of the Company (the “Voting Agreement”) and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger such executed agreement, with such amendments and modifications thereto as are consented to by the Stockholder, (the “Merger Agreement”) by and among Parent, Oski Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company, which Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”). This Irrevocable Proxy will terminate at the Expiration Date. All capitalized terms not defined herein shall have the meaning set forth in the Voting Agreement.

The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of the stockholders of the Company and in every written consent in lieu of such meeting:

(a) in favor of: (i) the adoption of the Merger Agreement; (ii) each of the other transactions contemplated by the Merger Agreement; and (iii) any action in furtherance of any of the foregoing;

A-2

(b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (ii) any sale or other transfer of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; (iii) any sale, lease, license or transfer of any significant part of the assets of the Company or any subsidiary of the Company; (iv) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company; or (v) any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement (including any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement); and

(c) in favor of: (i) approving a Certificate of Amendment to the Company’s Certificate of Designations, Preferences and Rights of the Preferred Stock in the form of Exhibit B to the Voting Agreement; and (ii) any action in furtherance of the foregoing.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of page intentionally left blank.]

A-3

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

STOCKHOLDER

Signature

Printed Name

Address:

Facsimile:

Common Shares Held of Record	Preferred Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned